PROSPECTUS

                               DIGITAL RIVER, INC.

                                1,350,000 SHARES

                                  COMMON STOCK

The selling stockholder identified in this prospectus is selling 1,350,000 shares of our common stock. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section entitled "Plan of Distribution" on page 13.

Our common stock is traded on the Nasdaq National Market under the symbol "DRIV." On November 24, 2000, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $4.875 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

THE SHARES OFFERED OR SOLD UNDER THIS PROSPECTUS HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is November 27, 2000

          Digital River is our registered trademark. All other trademarks or service marks appearing in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

         The following is a summary of our business. You should carefully read the section entitled "Risk Factors" in this prospectus and our annual report on Form 10-K for the year ended December 31, 1999 for more information on our business and the risks involved in investing in our stock.

         In addition to the historical information contained in this prospectus, this prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors" beginning on page 3 of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in our Annual Report and Quarterly Reports contain a discussion of some of the factors that could contribute to those differences.

                                  DIGITAL RIVER

OVERVIEW

         We are a leading provider of comprehensive electronic commerce outsourcing solutions. We are an application service provider that enables our clients to access our proprietary electronic commerce system over the Internet. We have developed a technology platform that allows us to provide a suite of electronic commerce services, including Web commerce development and hosting, transaction processing, fraud screening, digital delivery, integration to physical fulfillment and customer service. We also provide analytical marketing and merchandising services to assist clients in increasing Web page view traffic to, and sales through, their Web commerce systems. We provide an outsourcing solution that allows our clients to promote their own brands while leveraging our investment in infrastructure and technology. As of September 30, 2000, we have processed over 4.0 million cumulative transactions and had contracts with over 8,000 clients, primarily software publishers and online retailers. In January 2000, we announced that we had created the Software and Digital Services Group to serve the software and digital products market, and the E-Business Services Group to serve manufacturers, distributors and retailers outside of the software industry. The Company's clients include 3M Company, Autodesk Inc., CompUSA Inc., Egghead.com, Inc., Fujitsu Ltd., ScanSoft Inc. and Symantec Corp.

         Our proprietary commerce network server, or CNS, technology serves as the platform for our solutions. The CNS incorporates custom software applications that enable Web store authoring, electronic software delivery, fraud prevention, export control, merchandising programs and online registration, and features a database of more than 100,000 software and digital products. Using our CNS platform, we create Web commerce systems for our clients that replicate the look and feel of each client's Web site. End-users enter the client site and are then seamlessly transferred to our CNS. End-users can then browse for products and make purchases online, and once purchases are made, we either deliver the products digitally to the end-user through the Internet or communicate the order through its integration into a number of third party fulfillment agencies for physical fulfillment. We also provide transaction processing services and collect and maintain critical information about end-users. This information can later be used by our clients to facilitate add-on or upgrade sales and for other direct marketing purposes. We actively manage direct marketing campaigns for our clients, and also deliver purchase information and Web store traffic statistics to our clients through online reporting.

         We were incorporated in Minnesota in February 1994 and reincorporated into Delaware in December 1997. References in the prospectus to "Digital River," "we," "our," "us" and the "Company" refer to Digital River, Inc., a Delaware corporation and its subsidiaries. Our executive offices are located at 9625 West 76th Street, Suite 150, Eden Prairie, Minnesota 55344. Our telephone number is
(952) 253-1234. Information contained on our Web site does not constitute part of this prospectus.


                                       1.

RECENT DEVELOPMENTS

         On August 24, 2000, pursuant to an Asset Purchase Agreement dated as of August 24, 2000 by and between Digital River and NetSales, Inc., in exchange for 1,000,000 shares of our common stock, we purchased those assets and assumed those liabilities of NetSales related to NetSales' software services business. The Asset Purchase Agreement includes a contingent earnout whereby NetSales can receive up to an additional 350,000 shares of our common stock based on performance over the 180 day period following August 24, 2000. Of the 1,000,000 shares of common stock issued at closing, 100,000 shares were placed in escrow to secure certain indemnification obligations contained in the Asset Purchase Agreement. Subject to outstanding claims, the escrow will terminate on June 24, 2001.

         As of the quarter ending September 30, 2000, we will commence reporting our company wide revenues on a net basis. Such a change in accounting practices is based upon the consensus reached in Issue 99-19: "Reporting Revenue Gross as a Principal versus Net as an Agent" by the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board. EITF 99-19 provides guidance regarding net versus gross revenue recognition. Previously, substantially all revenue generated through our Software Services division was recognized on a gross basis. Revenue generated through the E-Business Services division has historically been reported on a net basis so there will be no change for presentation for this division. This change reflects a new reporting presentation only and will not alter our net income, either historically or in the future.

                                  RISK FACTORS

         Investing in our common stock involves a high degree of risk. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, in addition to the other information in this prospectus, before investing in our stock.

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, WE ARE ENCOUNTERING NUMEROUS RISKS THAT WE MAY FAIL TO SUCCESSFULLY ADDRESS.

         We have a limited operating history. We were incorporated in February 1994 and conducted our first online sale through a client's Web store in August 1996. Our business and prospects must be considered in light of the risks encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as electronic commerce. Some of these risks relate to our ability to:

          - maintain or develop relationships with software and online retailers;

          - maintain or develop relationships with E-Business clients and prospects;

          -         execute our business and marketing strategy;

          - continue to develop and upgrade our technology and transaction-processing systems;

          -         provide superior customer service and order fulfillment;

          -         respond to competitive developments; and

          -         retain and motivate qualified personnel.

         We may not be successful in addressing these risks, and if we are not successful, our business will suffer. Our current and future expense levels are based largely on our planned operations and our estimates of future sales. It is difficult, however, for us to accurately forecast future revenue, because our business is still new and our market is still developing. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, any significant shortfall in revenue would immediately harm our business. As a result of our rapidly evolving business and our limited operating history, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and investors should not rely upon our historical results as an indication of future performance.

                                       2.

WE HAVE A HISTORY OF LOSSES AND WE EXPECT OUR LOSSES TO CONTINUE FOR THE FORESEEABLE FUTURE.

         We have incurred significant losses since we were formed. As of September 30, 2000, we had an accumulated deficit of approximately $78.5 million. We intend to continue to expend significant financial and management resources on the development of additional services, sales and marketing, improved technology and expanded operations. For example, this year we have invested over $10 million to improve our technology infrastructure so that we can offer our clients comprehensive e-commerce outsourcing solutions. As a result of these expenditures, we expect operating losses and negative cash flows to continue for the foreseeable future. In addition, our operating losses could increase from current levels. Our revenue may not increase or even continue at its current level, and we may not be profitable or generate cash from operations in future periods.

OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY.

         Our quarterly and annual operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside our control. Some of these factors include:

         - our ability to attract and retain software publishers and online retailers as clients;

         -         our ability to attract and retain E-Business clients;

         - the introduction of new Web sites, Web stores, services or products by us or by others;

         -         price competition and margin erosion;

         - the rate at which the online market for the purchase of software products continues to emerge;

         - our ability to continue to upgrade and develop our systems and infrastructure to meet emerging market needs and remain competitive in our service offerings;

         - termination of any account that represents a significant portion of our revenue;

         -         technical difficulties or system downtime;

         - our ability to attract new personnel as needed as our business grows;

         - our ability to increase the proportion of sales from online retailers;

         - the failure of Internet bandwidth to increase over time or any increase in the cost of Internet bandwidth;

         -         and U.S.  and foreign regulations relating to our business.

         Due to these and other factors, our annual or quarterly operating results may not meet the expectations of securities analysts and investors. If this happens, the trading price of the common stock would likely significantly decline.

A LOSS OF ANY CLIENT THAT ACCOUNTS FOR A LARGE PORTION OF OUR REVENUE COULD CAUSE OUR REVENUE TO DECLINE.

         Revenue related to three software publisher clients collectively accounted for approximately 20% of our revenue in 1999 and approximately 15% of our revenue in the Software Services division for the nine months ended September 30, 2000. Contracts with these clients are generally short term in nature. If any one of these contracts is not renewed or otherwise ends, our revenues could decline and our business could be harmed.

OUR SALES CYCLE IS LENGTHY.

         We market our services directly to software publishers, online retailers and E-Business prospects. These relationships are typically complex and take time to finalize. Due to operating procedures in many large organizations, a significant amount of time may pass between selection of our products and services by key decision makers and the signing of a contract. As a result, the period between the initial sales call and the signing of a


                                       3.

contract with significant sales potential is difficult to predict and typically ranges from six to 12 months. Delays in signing contracts with these potential clients could harm our business.

THERE ARE A NUMBER OF RISKS ASSOCIATED WITH ELECTRONIC SOFTWARE DELIVERY, OR ESD, INCLUDING THE MARKET'S POTENTIAL FAILURE TO ACCEPT ESD.

         Our success will depend in large part on growth in end-user acceptance of ESD as a method of distributing software products. ESD is a relatively new method of distributing software products and the growth and market acceptance of ESD is highly uncertain and subject to a number of risks. Factors that will influence market acceptance of ESD include:

         - the availability of sufficient bandwidth to enable purchasers to rapidly download software products;

         -         the cost of time-based Internet access;

         - the number of software products that are available for purchase through ESD as compared to those available through physical delivery; and

         - the level of end-user comfort with the process of downloading software via the Internet, including the ease of use and lack of concern about transaction security.

         If ESD does not achieve widespread market acceptance, our business will be harmed. Even if ESD achieves widespread acceptance, we cannot be certain that we will overcome the substantial existing and future technical challenges associated with electronically delivering software reliably and consistently on a long-term basis. Our failure to do so would harm our business.

WE ARE DEPENDENT ON THE CONTINUED GROWTH OF ELECTRONIC COMMERCE AND DEVELOPMENT OF THE INTERNET INFRASTRUCTURE.

         We depend on the growing use and acceptance of the Internet as an effective medium of commerce by end-users. Rapid growth in the use of and interest in the Internet and other online services is a recent development. The acceptance and use of the Internet and other online services may not continue to develop and a sufficiently broad base of consumers may not adopt, and continue to use, the Internet and other online services as a medium of commerce. We rely on purchasers who have historically used traditional means of commerce to purchase goods or transact business. If we are to be successful, these purchasers must accept and use the Internet as a means of purchasing goods and services and exchanging information and we cannot predict the rate at which these purchasers will do so.

         The Internet may fail as a commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the number of Internet users or their use of Internet resources continues to grow, it may overwhelm the existing Internet infrastructure. Delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or increased governmental regulation could also have a similar effect. In addition, growth in Internet usage that is not matched by comparable growth in the infrastructure supporting Internet usage could result in slower response times or impair usage of the Internet.

WE ARE DEPENDENT ON SOFTWARE PUBLISHERS.

         We are heavily dependent upon the software publishers that supply us with software, and the availability of this software is unpredictable. Our contracts with our software publisher clients are generally one year in duration, with an automatic renewal provision for additional one-year periods, unless we are provided with a written notice at least 90 days before the end of the contract. As is common in our industry, we have no long-term or exclusive contracts or arrangements with any software publishers that guarantee the availability of software products. We cannot be certain that the software publishers that currently supply software to us will continue to do so or that we will be able to establish new relationships with software publishers. If we cannot develop and maintain satisfactory relationships with software publishers on acceptable commercial terms, if we are unable to obtain sufficient


                                       4.

quantities of software, if the quality of service provided by these software publishers falls below a satisfactory level or if software returned to us exceeds our clients' expectations, our business could be harmed.

WE ARE DEPENDENT ON ONLINE RETAILERS.

         Our strategy is dependent upon increasing our sales of software products through online retailers. We have historically generated substantially all of our revenue from the sale of software to end-users that were initiated through the Web stores of our software publisher clients. In 1999 and the nine months ended September 30, 2000, less than 8% of our revenue for the Software Services division was generated through our online retailer clients. We may not successfully establish relationships with additional online retailers and our current relationships may not continue. If we are unable to expand our relationships with online retailers, we will likely be unable to continue to grow our business and establish meaningful market share.

WE ARE DEPENDENT ON E-BUSINESS CLIENTS.

         Our strategy is also dependent upon increasing fee and service revenues from E-Business clients. We may not succeed in establishing and maintaining relationships with sufficient numbers of E-Business clients to support our investments in technology and infrastructure. If we are unable to attract and retain these clients, our business will suffer.

WE MAY BE UNABLE TO SUCCESSFULLY IMPLEMENT OUR DEVELOPMENT AND ACQUISITION STRATEGY.

         To extend our electronic commerce outsourcing capabilities, we have developed, and intend to continue developing, our E-Business services. We have also acquired, and intend to continue acquiring, companies that provide outsourcing services to shareware publishers. These business initiatives require a significant expenditure of management time and sales, marketing and product development funds. These expenditures may disrupt our ongoing business, distract management and make it difficult to maintain standards, controls and procedures. If we make acquisitions outside of our core business, assimilating the acquired technology, services or products into our operations could be difficult. If we are unable to successfully implement our new business initiatives, we will not generate a profitable return on our investment and we will be unable to gain meaningful market share. If a significant number of clients of the acquired companies cease doing business with us, our business will suffer.

SYSTEM FAILURES COULD REDUCE THE ATTRACTIVENESS OF OUR PRODUCT AND SERVICE OFFERINGS.

         We provide commerce, marketing and delivery services to our clients and end-users through our CNS transaction-processing and client management systems. These systems also maintain an electronic inventory of products and gather consumer marketing information. The satisfactory performance, reliability and availability of the CNS and the underlying network infrastructure are critical to our operations, our level of customer service, our reputation and our ability to attract and retain clients. Our systems and operations are vulnerable to damage or interruption from:

         -        fire, flood and other natural disasters; and

         - power loss, telecommunications failure, break-ins and similar events.

         We presently have no offsite back-up facilities and do not carry sufficient business interruption insurance to fully compensate us for losses that may occur. Despite the use of network security devices, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill end-user orders. Any systems interruption that impairs our ability to accept and fill customer orders reduces the attractiveness of our product and service offerings to clients and end-users, which could harm our business.

                                       5.

FAILURE TO DEVELOP OUR TECHNOLOGY TO ACCOMMODATE INCREASED CNS TRAFFIC COULD REDUCE DEMAND FOR OUR SERVICES.

         We have experienced periodic interruptions, affecting all or a portion of our systems, which we believe will continue to occur from time to time. We periodically enhance and expand our technology and transaction-processing systems, and network infrastructure and other technologies to accommodate increases in the volume of traffic on the CNS. We may be unable to improve and increase the capacity of our network infrastructure. We may be unable to anticipate increases, if any, in the use of the CNS or to expand and upgrade its systems and infrastructure to accommodate these increases. Our inability to add software and hardware or to develop and upgrade existing technology, transaction-processing systems or network infrastructure to handle increased traffic on the CNS may cause unanticipated system disruptions, slower response times and poor customer service, including problems filling customer orders, any of which could harm our business. In addition, additional network capacity may not be available from third-party suppliers when we need it. Our network and our suppliers' networks may be unable to maintain an acceptable data transmission capability, especially if demands on the CNS increase. Our failure to maintain an acceptable data transmission capability could significantly reduce demand for our services, which would impair our business.

SECURITY BREACHES COULD HINDER OUR ABILITY TO SECURELY TRANSMIT CONFIDENTIAL INFORMATION.

         A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary for secure transmission of confidential information, such as customer credit card numbers. A party who circumvents our security measures could misappropriate proprietary information or interrupt our operations. Any compromise or elimination of our security could harm our business.

         We may be required to expend significant capital and other resources to protect against security breaches or to address problems caused by breaches. Concerns over the security of the Internet and other online transactions and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that our activities or those of third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our security measures may not prevent security breaches and failure to prevent security breaches could cause our business to suffer.

CURRENT AND POTENTIAL COMPETITORS COULD REDUCE OUR OPERATING MARGINS AND MARKET SHARE.

         The electronic commerce market is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future, particularly in the area of electronic sale and distribution of software products. We currently compete directly with other providers of electronic commerce solutions, including CyberSource Corporation, Preview Systems, Inc., ReleaseNow.com Corporation and Network Commerce Inc. We compete indirectly with software companies, system integrators and application service providers that offer tools and services for electronic commerce, including companies that provide a broad range of Internet and server solutions, such as Microsoft Corporation and Netscape Communications Corporation. We also compete indirectly with a large number of companies that provide tools and services enabling one or more of the transaction processing functions of electronic commerce, such as transaction control, data security, customer interaction and database marketing, such as BroadVision, Inc., Commerce One, Inc., Corio, Inc., IBM Global Services, Open Market, Inc., Qwest Communications International, Inc., Scient Corporation, US Internetworking, and US Web/CKS. In addition to direct competition with other transaction processing providers and enablers and indirect competition with other providers of electronic commerce software and systems, we compete with companies that sell and distribute software products via the Internet, including Amazon.com, Inc., Beyond.com Corporation, Ingram Micro Inc. and Tech Data Corporation. We also compete with companies such as AltaVista Company, a subsidiary of CMGI, Inc., America Online, Inc., At Home Corporation, Infoseek Corporation, Lycos, Inc. and Yahoo! Inc., which specialize in electronic commerce or derive a substantial portion of their revenues from electronic commerce and may themselves offer, or provide means for others to offer, software products.

                                       6.

         We believe that the principal competitive factors in our market include:

         -         breadth of service and product offerings;

         - software and shareware publisher and online retailer relationships;

         -         brand recognition;

         -         system reliability and capacity;

         -         price;

         -         customer service;

         -         speed, accessibility and ease of use;

         -         speed to market;

         -         scalability;

         -         convenience; and

         -         speed of fulfillment.

         The online retailers and the other companies listed above may compete directly with us by adopting a similar business model. Moreover, while some of these companies are also clients or potential clients of ours, they may compete with our electronic commerce outsourcing solution if they develop electronic commerce systems or acquire these systems from other software and shareware vendors or service providers.

         Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors as the use of the Internet and other online services increases. New technologies and the expansion of existing technologies, such as price comparison programs that select specific titles from a variety of Web sites, may direct end-users to online retailers that compete with us, which would increase our competitive pressures. Increased competition may result in reduced operating margins, as well as a loss of market share. Further, in response to changes in the competitive environment, we may from time to time make pricing, service or marketing decisions or acquisitions that could harm our business. We may be unable to compete successfully against current and future competitors, and any inability to do so could harm our business.

WE MUST KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE IN ORDER TO SUCCEED.

         To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of the CNS and the underlying network infrastructure. The Internet and the electronic commerce industry are characterized by rapid technological change, changes in user requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our technology and systems obsolete. Our success will depend, in part, on our ability to both license and internally develop leading technologies to enhance our existing services, develop new products, services and technologies that address the increasingly sophisticated and varied needs of our clients, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of the CNS technology and other proprietary technology involves significant technical and business risks. We may fail to use new technologies effectively or adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, client requirements or emerging industry standards, our business could be harmed.

WE MUST EFFECTIVELY MANAGE OUR RAPID GROWTH IN ORDER TO SUCCEED.

         We have rapidly and significantly expanded our operations and anticipate that further significant expansion will be required to address potential growth in our client base and market opportunities. In the nine months ended September 30, 2000, we increased our number of employees from 278 to 357. This expansion is placing a

                                       7.

significant strain on our managerial, operational and financial resources. Our new employees include a number of key managerial, technical and operations personnel whom we have not yet fully integrated. We recently acquired three shareware businesses and one software services business that required us to integrate two new offices and a number of new employees. We expect to add additional key personnel in the near future, including direct sales, marketing and technical personnel. To manage the expected growth of our operations and personnel, we will be required to:

         - improve existing and implement new operational, financial and management controls, reporting systems and procedures;

         -         install new management information systems; and

         -         train, motivate and manage our employees.

         We may be unable to install management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may be inadequate to support our future operations. In addition, we may be unable to hire, train, retain, motivate and manage required personnel or to successfully identify, manage and exploit existing and potential market opportunities. If we are unable to manage growth effectively, our business will be harmed.

OUR CHIEF EXECUTIVE OFFICER IS CRITICAL TO OUR BUSINESS AND HE MAY NOT REMAIN WITH US IN THE FUTURE.

         Our future success significantly depends on the continued services and performance of our senior management, particularly Joel A. Ronning, our chief executive officer. Our performance also depends on our ability to retain and motivate our other executive officers and key employees. The loss of the services of any of our executive officers or other key employees could harm our business. We have long-term employment agreements only with Mr. Ronning and Perry W. Steiner, our president. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, operations, merchandising, sales and marketing and customer service personnel. Competition for personnel is intense, and we may be unable to successfully attract, assimilate or retain sufficiently qualified personnel. The failure to retain and attract the necessary personnel could harm our business.

PROTECTING OUR INTELLECTUAL PROPERTY IS CRITICAL TO OUR SUCCESS.

         Trademarks, patents, copyrights, trade secrets and other intellectual property are critical to our success, and we rely on trademark, trade secret protection and confidentiality and license agreements with our employees, clients, partners and others to protect our proprietary rights. We seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We currently have four United States patents issued and nine U.S. patents, as well as two foreign patents pending in a number of areas of electronic commerce. Proprietary rights relating to our technologies will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or copyrights or are effectively maintained as trade secrets. The laws of some foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. The patent position of high technology companies involves complex legal and factual questions and, therefore, we cannot predict their validity and enforceability with certainty. Even if issued, our patent applications may be challenged, invalidated, held unenforceable or circumvented. Further, rights granted under future patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Others may independently develop similar technologies or duplicate technologies developed by us.

         We have three registered trademarks, including "Digital River," and seven trademark registrations pending. Effective trademark and trade secret protection may not be available in every country in which our products and services are made available online. The steps we have taken to protect our proprietary rights may be inadequate, and third parties may infringe or misappropriate our trade secrets, trademarks, trade dress and similar proprietary rights. In addition, others may independently develop substantially equivalent intellectual property. Any significant failure to protect our intellectual property in a meaningful manner could harm our business. In

                                       8.

addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of management and technical resources, which could harm our business.

CLAIMS OF INFRINGEMENT OF OTHER PARTIES' INTELLECTUAL PROPERTY RIGHTS COULD REQUIRE US TO EXPEND SIGNIFICANT RESOURCES.

         From time to time we may receive notice of claims of infringement of other parties' proprietary rights. Any future assertions or prosecutions of claims like these could require us to expend significant financial and managerial resources. Defending any claim, whether valid or not, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or require us to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If a third party succeeds in any infringement action against us and we fail or are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed.

CLAIMS AGAINST US RELATED TO THE SOFTWARE PRODUCTS THAT WE DELIVER ELECTRONICALLY COULD ALSO REQUIRE US TO EXPEND SIGNIFICANT RESOURCES.

         Claims may be made against us for negligence, copyright or trademark infringement or other theories based on the nature and content of software products that are delivered electronically and subsequently distributed to others. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. Any costs or imposition of liability that are not covered by insurance or in excess of insurance coverage could harm our business.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO ACHIEVE OUR BUSINESS OBJECTIVES.

         We require substantial working capital to fund our business. We have had significant operating losses and negative cash flow from operations since inception and expect to continue to do so for the foreseeable future. We believe that our existing capital resources will be sufficient to meet our capital requirements for at least the next 12 months. However, our capital requirements depend on several factors, including the rate of market acceptance of our products, the ability to expand our client base, the growth of sales and marketing and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution or these equity securities may have rights, preferences or privileges senior to those of our common stock. Additional financing may not be available when needed, on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures, which could harm our business.

CHANGES IN GOVERNMENT REGULATION COULD LIMIT OUR INTERNET ACTIVITIES OR RESULT IN ADDITIONAL COSTS OF DOING BUSINESS OVER THE INTERNET.

         We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, export control laws and laws or regulations directly applicable to electronic commerce. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet covering issues such as:

          -         user privacy;

          -         pricing;

          -         content;

          -         copyrights;


                                       9.

          -         distribution; and

          -         characteristics and quality of products and services.

         Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise harm our business.

         The applicability of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, export or import matters, obscenity and personal privacy, to the Internet is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes to the laws intended to address these issues, including some recently proposed changes, could create uncertainty in the Internet marketplace. Uncertainty could reduce demand for our services or increase the cost of doing business due to increased costs of litigation or increased service delivery costs.

         In addition, as our services are available over the Internet in multiple states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each state or foreign country. We are qualified to do business only in Connecticut, Minnesota and Washington. Failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties and could result in our inability to enforce contracts in these jurisdictions. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other electronic services could harm our business.

WE MAY NOT SUCCEED IN DEVELOPING A SUCCESSFUL INTERNATIONAL PRESENCE.

         Although we sell software products and services to end-users outside the United States, we might not succeed in expanding our international presence. Conducting business outside of the United States is subject to certain risks, including:

         -         changes in regulatory requirements and tariffs;

         -         reduced protection of intellectual property rights;

         -         difficulties in distribution;

         -         the burden of complying with a variety of foreign laws; and

         - political or economic constraints on international trade or instability.

         In addition, some software exports from the United States are subject to export restrictions as a result of the encryption technology in the software and we may become liable to the extent we violate these restrictions. We may be unable to market, sell and distribute our products and services in local markets and we cannot be certain that one or more of these factors will not harm our future international operations, and consequently, our business.

NEW OBLIGATIONS TO COLLECT OR PAY SALES TAX COULD HARM OUR BUSINESS.

         We do not currently collect sales, use or other similar taxes with respect to ESD or shipments of software products into states other than California, Connecticut, Minnesota and Washington. However, one or more local, state or foreign jurisdictions may seek to impose sales or use tax collection obligations on out-of-state companies like ours that engage in electronic commerce. Any new operation in states outside California, Connecticut, Minnesota and Washington could subject shipments into those states to state sales or use taxes under current or future laws. In addition, any failure by an E-Business client to collect obligatory sales or use taxes could cause the relevant jurisdiction to attempt imposing that obligation on us. A successful assertion by one or more states or any foreign country that we should

                                      10.

collect sales, use or other taxes on the sale of merchandise through ESD or E-Business or shipments of software could harm our business.

OUR STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE DUE TO BROAD MARKET AND INDUSTRY FACTORS BEYOND OUR CONTROL.

         The trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to factors such as:

         - actual or anticipated variations in quarterly operating results;

         -         announcements of technological innovations;

         -         new products or services that we or our competitors offer;

         -         changes in financial estimates by securities analysts;

         - conditions or trends in the Internet and online commerce industries;

         - changes in the economic performance and/or market valuations of other Internet, online service industries;

         - changes in the economic performance and/or market valuations of other Internet, online service or retail companies;

         - our announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

         -         additions or departures of key personnel;

         -         sales of common stock; and

         - other events or factors, many of which are beyond our control.

         In addition, the stock market in general, and the Nasdaq National Market and the market for Internet-related and technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. The trading prices of many technology companies' stocks are at or near historical highs and these trading prices and multiples are substantially above historical levels. These trading prices and multiples may not be sustained. These broad market and industry factors may cause the market price of our common stock to decline, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our business.

PROVISIONS OF OUR CHARTER DOCUMENTS, OTHER AGREEMENTS AND DELAWARE LAW MAY INHIBIT POTENTIAL ACQUISITION BIDS FOR US.

         Certain provisions of our Amended and Restated Certificate of Incorporation, Bylaws, other agreements and Delaware law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our stockholders.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholder.

                                 DIVIDEND POLICY

         We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings to support operations and to finance the growth and development of our business and we do not anticipate paying cash dividends for the foreseeable future.

                                      11.

                       WHERE YOU CAN GET MORE INFORMATION

         We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

          - Annual Report on Form 10-K for the year ended December 31, 1999, filed March 30, 2000;

          - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed May 15, 2000;

          - Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed August 14, 2000;

          - Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed November 14, 2000.

          - Current Report on Form 8-K filed September 8, 2000, as amended on Form 8-K/A filed on November 7, 2000;

          -         Current Report on Form 8-K filed October 20,2000; and

          - The description of the common stock contained in our Registration Statement on Form 8-A, as filed on July 20, 1998 with the SEC.

         You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               Digital River, Inc.
                         9625 W. 76th Street, Suite 150
                             Eden Prairie, MN 55344
                                 (952) 253-1234

         This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                      12.

                               SELLING STOCKHOLDER

         In the acquisition of NetSales, Inc. that we consummated on August 24, 2000, we issued to the selling stockholder shares of our common stock and agreed to register a number of shares of this common stock for resale. We also agreed to use our commercially reasonable efforts to keep the Registration Statement effective for 365 days. Our registration of the shares of common stock does not necessarily mean that the selling stockholder will sell all or any of the shares.

         The following table sets forth certain information regarding the beneficial ownership of the common stock, as of November 15, 2000, by the selling stockholder.

         The information provided in the table below with respect to the selling stockholder has been obtained from the selling stockholder. Except as otherwise disclosed below, the selling stockholder does not have nor has had, within the past three years, any position, office or other material relationship with us. Because the selling stockholder may sell all or some portion of the shares of common stock beneficially owned by it, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholder after this offering. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which the selling stockholder provided the information regarding the shares of common stock beneficially owned by it, all or a portion of the shares of common stock beneficially owned by it in transactions exempt from the registration requirements of the Securities Act of 1933.

         Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934. The selling stockholder possesses sole voting and investment power with respect to its shares. The percentage in the table below is based on 22,851,214 shares outstanding on November 15, 2000, adjusted as required by rules promulgated by the SEC.

                   SHARES BENEFICIALLY OWNED PRIOR TO OFFERING


SELLING STOCKHOLDER     NUMBER          PERCENT         SHARES BEING OFFERED
-------------------     ------          -------         --------------------


NetSales, Inc.        1,350,000         5.9%              1,350,000


                              PLAN OF DISTRIBUTION

         The shares of common stock may be sold from time to time by the selling stockholder in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. As used in this prospectus, "selling stockholder" includes donees, pledgees, transferees and other successors in interest selling shares received from the selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer. Upon Digital River being notified by the selling stockholder that a donee, pledgee, transferee or other successor in interest intends to sell more than 500 shares, a supplement to this prospectus will be filed. The selling stockholder may offer its shares of common stock in one or more of the following transactions:

          - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

          -         in the over-the-counter market;

          -         in private transactions;

          -         through options;

          -         by pledge to secure debts and other obligations; or

          -         a combination of any of the above transactions.


                                      13.

         If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

         The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholder. Alternatively, the selling stockholder may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholder and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

         Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholder may not sell all of the shares it holds. The selling stockholder may transfer, devise or gift such shares by other means not described in this prospectus.

         To comply with the securities laws of certain jurisdictions the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

         Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, the selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling stockholder or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

         All expenses of this registration, estimated at approximately $30,000, will be paid by us. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws.

                                  LEGAL MATTERS

         For the purpose of this offering, Cooley Godward LLP, San Francisco, California, is giving an opinion as to the validity of the common stock offered by this prospectus. As of the date of this prospectus, a member of Cooley Godward LLP beneficially owns 500 shares of the Company's common stock.

                                     EXPERTS

         The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts giving said report.

         The consolidated financial statements of NetSales, Inc., appearing in Digital River's Current Report on Form 8-K/A filed November 7, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance on Ernst & Young LLP's report, given on the authority of such firm as experts in accounting and auditing.

                                      14.

         We have not authorized any dealer, sales person or other person to give any information or to make any representations other than those contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of November 27, 2000. You should not assume that this prospectus is accurate as of any other date.

                               TABLE OF CONTENTS


                                                                    PAGE


                  Prospectus Summary..................................1

                  Digital River.......................................1

                  Risk Factors........................................2

                  Use of Proceeds....................................11

                  Dividend Policy....................................11

                  Where You Can Get More

                  Information........................................12

                  Selling Stockholder................................13

                  Shares Beneficially Owned Prior to
                  Offering...........................................13

                  Plan of Distribution...............................13

                  Legal Matters......................................14

                  Experts............................................14


                                    1,350,000 SHARES
                                    -------------------
                                    COMMON STOCK

                                    PROSPECTUS
                                    -------------------
                                    DIGITAL RIVER, INC.

                                    November 27, 2000